Issuer Free Writing Prospectus

Filed by: Covanta Holding Corporation

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-178503

March 8, 2012

COVANTA HOLDING CORPORATION

Pricing Term Sheet

$400,000,000 6.375% Senior Notes due 2022

Issuer:	Covanta Holding Corporation

Security description:	6.375% Senior Notes due 2022

Distribution:	SEC Registered

Size:	$400,000,000

Gross proceeds:	$400,000,000

Net proceeds (before expenses):	$392,880,000

Maturity:	October 1, 2022

Coupon:	6.375%

Issue price:	100% of principal amount

Yield to maturity:	6.375%

Spread to Benchmark Treasury:	+ 436 basis points

Benchmark Treasury:	UST 2.000% due February 15, 2022

Interest Payment Dates:	April 1 and October 1 beginning on October 1, 2012. Interest will accrue from March 19, 2012.

Equity Clawback:	Prior to April 1, 2015, up to 35% at 106.375% plus accrued and unpaid interest

Make-whole:	Make-whole call at T+50 bps prior to April 1, 2017

Optional redemption:	On and after April 1, 2017, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest:

2

	Year	Percentage
	2017	103.188%
	2018	102.125%
	2019	101.063%
	2020 and thereafter	100.000%

Change of control:	Putable at 101% of principal plus accrued and unpaid interest

Trade date:	March 8, 2012

Settlement:

T+ 7; March 19, 2012

It is expected that delivery of the Notes will be made against payment therefor on or about March 19, 2012, which is the seventh business day following the date hereof (such settlement cycle being referred to as “T+ 7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding three business days will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next three business days should consult their own advisors.

CUSIP:	22282E AE2

ISIN:	US22282EAE23

Denominations/Multiple:	$2,000 x $1,000

Ratings (Moody’s/S&P/Fitch):	Ba3/B+/BB

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner, & Smith Incorporated Barclays Capital Inc. Credit Agricole Securities (USA) Inc. J.P. Morgan Securities LLC Citigroup Global Markets Inc.

Senior Co-Managers:	HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. RBS Securities Inc. TD Securities (USA) LLC

Co-Managers:	Avondale Partners, LLC Wedbush Securities Inc. Wunderlich Securities, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC by email at prospectus@ms.com or by telephone at (917) 606-8487.